SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Quantenna Communications, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
74766D 100
(CUSIP Number)
December 31, 2016
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74766D 100
1. Names of Reporting Persons. Southern Cross Venture Partners Management Pty Ltd as trustee for Southern Cross Fund No 1 Trust
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐
(b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Australia
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 2,307,384
6. Shared Voting Power 0
7. Sole Dispositive Power 2,307,384
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,307,384
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11. Percent of Class Represented by Amount in Row (9) 7.0% (1)
12. Type of Reporting Person (See Instructions)
FI
(1) Based on 33,091,150 outstanding shares of Common Stock of the Issuer on December 31, 2016.

Item 1(a) Name of Issuer: Quantenna Communications, Inc.
Item 1(b) Address of Issuer’s Principal Executive Offices: 3450 W. Warren Avenue, Fremont, CA 94538
Item 2 (a) Name of Person Filing: Southern Cross Venture Partners Management Pty Ltd as trustee for Southern Cross Fund No 1 Trust
Item 2 (b) Address of Principal Business Office or, if none, Residence: 80 Mount Street, Level 7, North Sydney, NSW, Australia 2060
Item 2 (c) Citizenship: Australia
Item 2 (d) Title of Class of Securities: Common Stock, par value $0.0001 per share
Item 2 (e) CUSIP Number: 74766D 100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 2,307,384 shares

(b)	Percent of class: 7.0%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 2,307,384 shares*

(ii)	Shared power to vote or to direct the vote: 0 shares

(iii)	Sole power to dispose or to direct the disposition of: 2,307,384 shares*

(iv)	Shared power to dispose or to direct the disposition of: 0 shares
__________

* Southern Cross Venture Partners Pty Ltd is the Manager of Southern Cross Fund No 1 Trust. The managing members of Southern Cross Venture Partners Pty Ltd are John Scull, Robert Christiansen, Mark Bonnar, Gareth Dando and William Bartee. John Scull, Robert Christiansen, Mark Bonnar, Gareth Dando and William Bartee own 100% of the outstanding ordinary shares of Southern Cross Venture Partners Pty Ltd. John Scull, Robert Christiansen, Mark Bonnar, Gareth Dando and William Bartee are the directors of Southern Cross Venture Partners Pty Ltd and share voting and investment power with respect to the shares held by Southern Cross Venture Partners Management Pty Ltd as trustee for Southern Cross Fund No 1 Trust.
Item 5.     Ownership of Five Percent or Less of a Class
Not applicable.
Item 6.     Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.
Item 8.     Identification and Classification of Members of the Group
Not applicable.
Item 9.     Notice of Dissolution of Group
Not applicable.
Item 10.     Certification
Not applicable.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2017
SOUTHERN CROSS VENTURE PARTNERS
MANAGEMENT PTY LTD AS TRUSTEE FOR SOUTHERN
CROSS FUND NO 1 TRUST
	By:	/s/ John Scull
	Name:	John Scull
	Title:	Managing Director